Exhibit 28.1


                             FOR IMMEDIATE RELEASE
                             JULY 31, 2002
                             FOR ADDITIONAL INFORMATION
                             CONTACT:  RANDY J SIZEMORE
                                       SR VICE PRESIDENT, CFO
                                       (260) 358-4680



        NORTHEAST INDIANA BANCORP, INC. ANNOUNCES QUARTERLY CASH DIVIDEND



HUNTINGTON, INDIANA, -- (NASDAQ: "NEIB") Northeast Indiana Bancorp, Inc., the parent corporation of First Federal Savings Bank, today announced that the Corporation has approved a quarterly cash dividend of $0.12 per share. This is the twenty- eighth consecutive quarterly cash dividend the board has approved. This cash dividend will be payable on August 27, 2002 to shareholders of record on August 13, 2002.

The book value of NEIB's stock was $17.14 per share as of June 30, 2002. The last reported trade of stock at the close of business on July 29, 2002 was $14.40 per share and the number of outstanding shares was 1,547,243 as of the same date. The company reported total assets of $225.3 million as of June 30, 2002.

First Federal Savings Bank serves primarily Huntington County, Indiana through its three full service offices located in Huntington, Indiana.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".